UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

STEMLINE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

MERCURY MERGER SUB, INC.

a wholly owned subsidiary of

BERLIN-CHEMIE AG

an indirect wholly owned subsidiary of

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

85858C107

(Cusip Number of Class of Securities)

Pietro Giovanni Corsa
A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
Via Sette Santi, 3 - 50131 - Firenze (Firenze) Italy
Tel. +39 055 56801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter Maxwell Yim Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$662,661,537.23	$86,013.47

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $12.11, the average of the high and low sales price per share of Stemline Therapeutics, Inc. (“Stemline”) common stock, par value $0.0001 per share (each such share, a “Share”), on May 6, 2020, as reported by NASDAQ, and (ii) 54,720,193 Shares (which consist of (A) 52,472,785 Shares outstanding and (B) 2,247,408 Shares that may become outstanding as a result of outstanding options). The calculation of the filing fee is based on information provided by Stemline as of April 30, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,013.47	Filing Party:	Mercury Merger Sub, Inc., Berlin-Chemie AG, and A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
Form or Registration No.:	Schedule TO	Date Filed:	May 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., a privately-held company formed under the laws of Italy (“Menarini”), with the U.S. Securities and Exchange Commission on May 12, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline”), at a price of $11.50 per Share, net to the holder in cash, without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated May 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Menarini, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

 The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“At 12:00 midnight, Eastern Time, on Tuesday, June 10, 2020 (one minute after 11:59 p.m., Eastern Time, on June 9, 2020), the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 33,735,576 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 64.25% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 8,735,823 additional Shares, representing approximately 16.64% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three (3) business days) pay for, all Shares tendered and not properly withdrawn pursuant to the Offer.

Parent and Purchaser have completed the acquisition of Stemline on June 10, 2020 by consummating the Merger pursuant to the Merger Agreement at 7:45 a.m. Eastern Time without a meeting of the Stemline stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than any Shares held by or in the treasury of Stemline or owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be cancelled and converted into the right to receive $11.50, in cash, plus one CVR, in each case, without interest, and subject to any withholding of taxes.

In connection with the consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Stemline’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(E)*	Press Release, issued by Menarini on June 10, 2020, announcing the expiration and results of the Offer.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2020

MERCURY MERGER SUB, INC.

By:	/s/ Attilio Sebastio
	Name:	Attilio Sebastio
	Title:	Chief Executive Officer

BERLIN-CHEMIE AG

By:	/s/ Elcin Barker Ergun
	Name:	Elcin Barker Ergun
	Title:	Legal Representative

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.

By:	/s/ Pietro Giovanni Corsa
	Name:	Pietro Giovanni Corsa
	Title:	Group General Manager